UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
October 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING
HELD ON OCTOBER 27th, 2011

Date, time and place: Held on October 27th, 2011, at 9:00a.m., at the Company’s  headquarters located at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call notice: The call notice was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board of Directors’ members were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrosio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) election of a new Company’s Board of Executive Officers member; (ii) election of a new member of the Company’s Finance Committee; and (iii) in accordance with article 17 of the Company’s By-laws, authorize the sale of real estate properties owned, direct or indirectly, by the Company.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Elect Mr. Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. M-760. 059, of the SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908, as Company’s Executive Officer without specific designation, to exercise the functions of human  and organization management and development. This appointment is effective as from November 1st, 2011, through the execution of an Instrument of Appointment. The Officer appointed herein will be in his duty up to August 25th, 2012 when he might be reelected.

The Officer appointed herein declare, under penalty of law, that he is not involved in any of the crimes established in law that would prevent  him from exercising commercial activities, and that he complies with all the requirements as provided in article 1.011 of Law no. 10.406/2002, article 147 of Law no. 6.404/76 and CVM Instruction no. 367/02 for his investiture as member of the Company’s Board of Executive Officers. The Officer will take possession of his respective duty, on November 1st, 2011, upon execution of the Instrument of Appointment as transcribed in the Minutes Book of the Company’s Board of Executive Officers and the Declaration referred to in CVM Instruction no. 367/02. The Officer also states  that he  has signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Mercadorias, Futuros e Valores.

(ii) Elect Mr. Mario Antonio Bertoncini, Brazilian Citizen, married, business man, bear of the ID card RG no. 14.065.058-1, enrolled with the CPF/MF under no. 085.771.768-5, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, no. 255, 13th floor, Itaim Bibi, Zip Code: 01448-000, as member of the Company’s Finance Committee.

As per the above appointment, ratify the names of the Company’s Finance Committee, which term of office will be the same as the Company’s Board of Directors:

Finance Committee:
Members:	João Carvalho de Miranda
Mario Antonio Bertoncini Sergio José Suarez Pompeo Wang Wei Chang

(iii) Approve the sale to Global Forest Partners LP (“GFP”) of the (a) real estate property nominated as “Fazenda Várzea”, located in the City of Jaquariaíva, in the State of Paraná, which is described in record nos. 1.172, 1.806, 1807 and 194; and (b) rural real estate property nominated as “Fazenda Tucunduva”, located in the City of Sengés, State of Paraná, which is Record under no. 1.938, by the total amount of R$27,100,000.00 (twenty seven million, one hundred thousand reais), owned by Asapir Produção Florestal e Comércio Ltda., enrolled with CNPJ under No. 08.721.410/0001-33, with  head office at Rua Bairro do Lageado, s/nº - Prédio B - Lageado, in the City of Limeira, State of São Paulo, a company in which the Company holds 50% (fifty percent) of its corporate capital.

Approve the sale to Lecrec Administração S/C Ltda., enrolled with CNPJ/MF under no. 58.105.941-0001-70, with  head office at Avenida Ibirapuera, no. 2033, Cj. 23, in the City and State of São Paulo, of the urban real estate property owned by the Company, nominated as “Anchieta”, located in the City and State of São Paulo, in a total registered area of 17,669.51 m², as record nos. 58.967 and 194.551, both registered before the 6th Real Estate Registry Office of São Paulo/SP, for the total amount of R$17,000,000.00 (seventeen million reais).

The Company’s Board of Executive Officers, in accordance with its By-laws, is duly authorized to sign all and any documents necessary and related to the referred sales.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Armando Mariante Carvalho Junior; Alexandre Silva D’Ambrosio; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo,  October  27th, 2011.

True to the original.
Extracted from the document itself.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: October 28, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO